/From the Desk of

Laurence J. Pino, Esquire

April 11, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC
Response to SEC Letter Dated January 25, 2024
File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated January 25, 2024 addressed to Tom Berry, Chief Executive Officer of the Company.

Amended Offering Statement on Form 1-A

Cover Page

1.	We apologize for the inadvertent error in our prior response. The Debt Units themselves are not secured, however, the underlying Notes are secured by the Property to which the Note is tied to. For example, when a Loan is issued to a Borrower, the underlying Borrower Property becomes collateral in the event of a default on the Note. However, we clarify that the Debt Units are not themselves secured. We have revised the disclosure on page 3 accordingly.

Our initial response was in relation to the Notes purchased by the Company which are in fact secured by the underlying property for which the Note is issued. However, we acknowledge that the Debt Units themselves are not secured by any collateral, and that Debt Unit Holders are in fact subordinated debtholders. We have revised the Offering Circular accordingly.

2.	We have revised the Offering Circular in the “Conflict of Interest” section accordingly with respect to the Commission’s comments on the conflicts. We have also disclosed in various places through the Offering Circular that the interest payments are subject to the discretion of the Manager, but not the principal.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

3.	It will take 30 days to accept or reject the subscription. We have added that to the Cover Page of the Circular, and have further revised the second paragraph of Part II to read as follows: Purchasers of the Units will become owners of the Units (“Investors” or “Debt Unit Holders”) upon execution of the Subscription Agreement, submission of the Investor Qualification Questionnaire, delivery of the investment funds (“Capital Contribution”), and acceptance by the Manager (which will occur within no longer than thirty (30) days of submission of the properly signed Subscription Agreement by a prospective Investor) which is ILS Fixed Horizon MGMT CORP.

Offering Circular Summary, page 13

4.	The Company's investment thesis involves acquiring fixed-income notes that are backed by real estate in the Single-Family Rental (SFR), mobile, and commercial property sectors. This includes a mix of rental notes, seller-financed owner-occupied notes, and owner-occupied notes. The thesis hinges on the twin considerations of (1) consistent income and (2) potential for value appreciation in these property types. The SFR, mobile, and commercial sectors are selected for their demonstrated resilience and capacity to provide stable rental income, while retaining the possibility of appreciating in value; this aligns with the Company's central objective of generating reliable returns.

In terms of the risk profile, the primary risks associated with these notes include:

a.	Market Risk. Real estate values and rental incomes can fluctuate based on market conditions. However, the selected sectors have historically been more stable, offering a hedge against significant market downturns.

b.	Credit Risk. The creditworthiness of borrowers, especially in seller-financed and owner-occupied notes, poses a risk. The Company mitigates by allowing its affiliate, Investor Loan Source, which has over two decades of experience in the space, to perform the underwriting and due diligence on each prospective borrower. This helps the Company mitigate some of this credit risk.

c.	Interest Rate Risk. As with any fixed-income investment, there's a risk that rising interest rates can negatively impact the value of the notes. The Company's strategy includes monitoring interest rate trends to anticipate potential market shifts.

d.	Property-Specific Risks. Each property backing the notes carries unique risks related to location, condition, and tenant stability, which are risks inherent in any rental real estate transaction. Diversifying across different types of properties and geographical areas helps mitigate these risks, which the Company is doing by spreading out to different neighborhoods.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

The Company's approach focuses on due diligence in selecting notes, prioritizing those with a strong backing in terms of property value and borrower reliability. This is coupled with an ongoing risk management strategy that includes regular portfolio reviews and market analysis to adapt to changing conditions.

5.	We have revised the Offering Circular with an expanded explanation of the roll-over feature of the Debt Units (under the new heading titled “Rollover Mechanism”) and affirm here that the units issued pursuant to a roll over will be counted toward the total offering amount. The Subscription Agreement has a checkbox on page 9 which states “Reinvest my monthly accrued interest,” which Debt Investors may select if they want to use the Roll Over feature.

6.	Regarding the Manager's discretion to honor withdrawal requests outside of the agreed-upon withdrawal period, this discretion is exercised based on specific circumstances which may include, but are not limited to:

a.	Financial Stability of the Fund. If honoring a withdrawal request does not negatively impact the fund’s financial stability, the ability to make the Debt Payments to other investors, or its ability to meet its investment objectives.

b.	Market Conditions. In cases where market conditions are favorable, and the fund’s liquidity position is strong enough to accommodate the withdrawal without affecting the overall investment strategy.

c.	Pro-rata Basis. Withdrawals might be considered on a pro-rata basis in scenarios where multiple requests are received, ensuring fairness to all investors.

d.	Unforeseen Circumstances. In exceptional circumstances, such as unforeseen financial hardships faced by the investor, the Manager may consider withdrawal requests compassionately.

An example of a particular circumstance among others would be as follows: Suppose an investor requests a withdrawal outside the agreed-upon period during a time when the Company has a strong liquidity position, at a time in which the market conditions are favorable. The Company’s investments are performing well and there are no immediate large-scale investment commitments that would be jeopardized by honoring the withdrawal. In such a scenario, the Manager may exercise discretion to allow the withdrawal, as it does not adversely affect the Company’s financial stability or its obligations to other investors.

Competitive Strengths, page 16

7.	We have made the requested revision.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

Reporting requirements Under Tier 2 of Regulation A, page 16

8.	We have made the requested revision.

The Offering, page 17

9.	We have revised the disclosure to account for Rule 252(f)(2)(i). It now reads as follows:

To begin upon qualification by the SEC, the Offering Period shall be commenced within two (2) days of the Offering being qualified by the SEC, and will terminate upon the earlier of: (i) the completion of the sale of all Units, or (ii) a period of three (3) years (the “Offering Period”) in accordance with SEC Regulations.

Risk Factors, page 20

10.	We have revised the Risk Factors further and referred to the name of each affiliate in each risk factor as opposed to referring to them more generally as affiliates.

Use of Proceeds, page 30

11.	We have re-incorporated the table back into the Offering Circular, as requested.

12.	We have made the requested revision.

Beneficial Ownership, page 45

13.	We have made the requested revisions.

Compensation of Management and Directors, page 45

14.	We have incorporated our responses from prior comment 16 into the Offering Circular, as requested. We have also revised to indicate clearly that no compensation was awarded to, earned by, or paid to Donald Sutton or Tom Berry by any person for all services rendered in all capacities to the company, whether directly or indirectly, for the fiscal year ended December 31, 2023.

Certain Relationships and Related Party Transactions, page 46

15.	ILS Legacy Holdings LLC is the Common Member in the Offering, and is controlled by the Management Team which also control the Manager. Thus in effect, having the excess profits go to ILS Legacy Holdings LLC means that the ultimate beneficiaries of that excess profit is in fact the Managing Team. We have referred to the Managing Team and Manager interchangeably but clarify here (and revised in the Offering Circular) that the Managing Team of Donald Sutton and Tom Berry shall receive any excess profits.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

We have revised the Risk Factors to add an additional risk factor for there not being any agreement governing the distribution of excess profits.

16.	We have made the requested revision.

Signatures, page 60

17.	We have made the requested revision.

18.	We have made the requested revision.

Exhibit A – Audited Financial Statements Report, page 61

19.	We have made the requested revision.

20.	We have included the interim financial statements required by Part F/S of Form 1-A.

Exhibits

21.	We have revised the Legal Opinion as requested.

22.	We have made the requested revisions. The estimated value per share was unilaterally decided as it was a Private Regulation D Offering where the respective issuer dictates the price per Unit sold to investors. We have also included ILS RE Capital and ILS RE Capital 2 in the Tables.

23.	We have provided the updated accounting consent as requested.

We hope the above responses are sufficient to clarify the points raised by the Commission. Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC